

DIVISION OF
CORPORATION FINANCE
Mail Stop 5546

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C.   20549-5546

January 16, 2007

*Via US Mail and facsimile (775) 356-9039*

Mr. Joseph Tenne
Chief Financial Officer
Ormat Technologies, Inc.
6225 Neil Road, Suite 300
Reno, NV 89511-1136

Re:    Ormat Technologies, Inc. ("the Company")
       File No.:  001-32347

Dear Mr. Tenne:

        This letter is in response to your January 5, 2007 letter requesting that the staff grant relief from requiring the Company to include the separate financial statements of Ormat Leyte Co. Ltd. ("OLCL"), an unconsolidated equity investment, in your Form 10-K for the year ended December 31, 2006 as required by Rule 3-09 of Regulation S-X.

        We note from your letter that OLCL exceeded the 20% threshold when applying the significance tests in Rule 1-02(w) during the year ended December 31, 2005 due to a non-recurring charge incurred by the Company.  You do not believe OLCL will be significant when applying the tests for the year ended December 31, 2006 or subsequent years.  You have confirmed to us in a telephone call on January 12, 2007 that audited financial statements for OLCL were included in the 2005 Form 10-K as required.

        Based upon the information provided in your letter, we are unable to grant your request to waive the requirement to include the separate financial statements of OLCL in your Form 10-K for the year ended December 31, 2006 as required by Rule 3-09 of Regulation S-X.  However, if OLCL is not considered significant for 2006, the financial statements related to the insignificant period may be unaudited as permitted by Rule 3-09(b) of Regulation S-X.

        The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion.  If you have any questions concerning this letter, please call me at 202-551-3403.

                                        Sincerely,


                                        Steven Jacobs
                                        Associate Chief Accountant